Mail Stop 4-6


      April 7, 2005

Mr. Alexander Vesak
American Media Systems Co.
3500 Cornett Road
Vancouver, British Columbia, V5M2H5

      RE:	American Media Systems Co.
   Registration Statement on Form SB-2
   Filed March 7, 2005
   File No. 333-123169

Dear Mr. Vesak:

      We have reviewed your filing and have the following non-accounting comments, which are in addition to the accounting comments sent under separate cover on April 6, 2005. Where indicated, we think you should revise your document in response to these comments.
If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any question you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. We note that your website indicates you will be creating "Tools for Tomorrow`s Retailers." However, your disclosure only describes your business as creating additional Craft DVDs and selling currently produced Angler DVDs. Please advise.
2. It appears from your certificate of incorporation, bylaws and disclosure in the filing that the name of your Company is American Media Systems Co. However, the outside facing page of the registration statement refers to American Media Systems Inc. Please revise as appropriate.

Prospectus Front Cover
3. While we note that you refer to the sale of up to 2 million shares and that you require a minimum amount of $50,000, please revise to prominently indicate on the top of your prospectus front cover that the offering relates to the sale of a minimum of 1,000,000 shares for
$50,000 and a maximum of 2,000,000 shares for $100,000.

Prospectus Summary, page 1
4. Please state that you have no revenues, have achieved losses since inception, have been issued a going concern opinion and rely upon the sale of your securities to fund operations. Provide similar disclosure under a new "General" subheading in the business section.
5. In addition to the maximum, please include under the offering subsection the net proceeds to American Media assuming the minimum number of shares is sold. Consider also revising your dilution table, as well as your beneficial ownership table and the chart that follows to include the same information.
6. Finally, please include a brief discussion of the separate investors` account that has been established to hold all proceeds until the minimum has been reached and indicate whether there are any circumstances under which Mr. Hutchison would not return all investor funds if American Media did not receive the minimum amount. Consider also including applicable disclosure in response to comments
19 through 22.
Risk Factors, page 3
7. Certain of your risk factors appear to relate not to specific risks of the Company but to your industry or business risks in general. For example, we note your risk factors that begin "[w]e will be relying on third party agents..." and "[w]e face intense competition in the market from larger more established companies." Please revise to better explain how such risks specifically effect the Company.
8. Consider moving your final two risk factors regarding penny stock issues and your ability to continue as a going concern, to the beginning of the risk factors section, as these risks appear to be more significant to American Media than other more general risks, such as those relating to competition and intellectual property concerns. Additionally, please expand your discussion of penny stock risks to address issues such as how broker-dealers are less willing to act as market-makers in penny stocks, the higher transaction costs to investors associated with broker-dealers who engage in the trading of penny stocks and the illiquidity of the penny stock market.
To date we have not generated revenues..., page 4
9. Please revise to discuss in specific detail the fact you may only raise the minimum offering amount.

We conduct our business in Canadian currency ..., page 5
10. Please revise the text of this risk factor to quantify the "significant portion" of your expenses that are incurred in Canadian denominated dollars.

We will be relying on third party agents ..., page 6
11. Please revise to identify the "third party agent" to whom you refer both here and in your business section on page 16. If the third party agent is not Brand Specialists, please revise your business section to discuss this additional third party agent and ensure that any related agreements are filed as exhibits to the registration statement.
Our President owns a controlling interest in the company..., page
6
12. Please tell us what percentage of outstanding common stock your president would own if you sold only the minimum number of shares and how the sale of such minimum amount would effect his control.

Use of Proceeds, page 7
13. Please provide your intended use of proceeds if you receive only the minimum amount. Consider also including a chart that describes your use of proceeds if $50,000, $75,000 or $100,000 worth of shares is sold.
14. Please disclose the funds that will be used to compensate the trustee, counsel, and third parties engaged in printing, accounting and administration if American Media does not receive the minimum amount.
15. Please tell us the intended meaning of the term accounting/administrative fees, as used in this section and in the other expenses of issuance and distribution section. We note that $3,600 was the cost of your audit as stated on your Statement of Operations.
16. We note from your disclosure on page 17 that "[u]pon completion of this offering we will hire such Transfer agent as management determines," and that you currently do not have a transfer agent. As this section indicates that you will use $1400 of the proceeds from this offering for your transfer agent, please revise to clarify that you have not yet engaged the services of a transfer agent.
17. Please tell us whether you will use any of the funds to pay down debts, including the $1,242 owed to Mr. Vesak.

Plan of Distribution, page 8
18. Supplementally confirm your awareness of the anti-manipulation rules concerning securities offerings. Also provide a brief discussion of the requirements of Regulation M.
19. Describe in all material detail the terms or procedures devised for the "trust account" or established to determine whether the minimum offering conditions are satisfied. Specifically disclose that in order to satisfy the minimum offering requirements you must receive and obtain payment of any checks gathered to satisfy the minimum within the stated offering period. Please also disclose who has signature power over the account and who determines whether the minimum offering requirements are satisfied. With your response, please file a copy of any instruction, rule, or trust agreement that is provided to James Hutchison Attorneys at Law or any third parties or employees involved in administering the investor funds. Your account instructions and disclosure should be devised accordingly and should prominently define what is meant by the reference to "receipt of the minimum of $50,000." Please also revise your use of proceeds section and other expenses of issuance section to include any costs associated with the trust account.
20. To the extent there is any material possibility that all or any portion of the investor funds might not be returned in the event American Media does not receive the minimum amount, please include prominent disclosure discussing such risk and outlining all scenarios in which this might occur. If there are no material risks of this type, tell us why you have reached this conclusion.
21. Please revise to disclose whether management, directors, or affiliates thereof, may/will purchase shares in this offering in order to reach the minimum. If so, disclose that they will purchase for investment purposes only and not with the intent to resell.
If
management may acquire some of the shares offered in order to achieve sales of the minimum, is there a limit on the number of shares management might acquire to achieve the minimum?
22. We note that funds will be returned without deduction. Please supplementally advise as to who will receive the proceeds of any interest or conversely state that funds will be placed in a non-interest bearing account.
23. Please reconcile the disclosure in this section that states checks must be made payable to James Hutchison, Attorney At Law in trust for American Media Systems Co., with your Subscription Agreement that requests checks payable to HUTCHISON OSS-CECH MARLATT
FOR AMERICAN MEDIA SYSTEMS CO.

Directors, Executive Officers, Promoters and Control Persons, page
10
24. We note that your Articles of Incorporation list two directors besides Mr. Vesak and that one of these directors, Mr. Raabe, executed the Marketing Services Agreement on behalf of American Media. Please tell us whether these individuals are still directors and provide their relationship with American Media Systems and Mr. Vesak. Additionally, please tell us whether they will be or were compensated for services.
25. Please disclose the percentage of time Mr. Vesak intends to allocate to American Media in the future.
26. Please consider disclosing in greater detail the specific experience that Mr. Vesak has in financial accounting and preparation of reports under the Exchange Act. Additionally, consider adding a risk factor that discusses Mr. Vesak`s financial accounting experience, as well as any risks associated with having only one individual perform the functions of all directors and executives. For example, might there be risks associated with the adequacy of disclosure controls and procedures due to the fact that American Media is managed by a sole director/officer who will monitor and ensure compliance with the controls that he has created? Would there be risks to American Media if it lost Mr. Vesak`s services?
Revise
or advise accordingly.
27. Please supplementally confirm that Item 401(d) of Regulation S-B is not applicable.

Description of Securities, page 12
28. Please provide the information required by Item 202(a)(4) of Regulation S-B.

Business, page 13
29. If the business plans discussed in this section would change if you received only the minimum amount, please revise to discuss how such business plans would be affected.
30. It appears from your customer testimonials that you have been actively selling DVDs and CD-ROMs through your websites. Please update your MD&A section, business section and customers subsection if you have had any sales to date or anticipate any sales in the near future. Additionally, your customers subsection states that you have only limited marketing efforts but we note that you advertise online sales through your website. Consider revising to describe in greater detail the internet sales strategies you are currently using and how the planned online marketing campaign interacts with your direct sales strategies.
31. Please revise your business section to disclose in greater detail the transaction that led to American Media`s acquisition of Mr. Vesak`s assets. We note that Mr. Vesak sold equipment and other items in exchange for stock. Further, we are aware Mr. Vesak sold the intellectual property rights to the DVDs for $1. Please tell us why no agreements are filed as exhibits. Further, please revise your business section to describe these agreements and disclose the usefulness of the video and computer equipment to the business. See
Item 101(a)(3) of Regulation S-B.
32.  We note your website for the Angler DVDs and Creative
Scrapbook
DVD provide a much more comprehensive discussion of your products. Please consider revising this section to describe your products in greater detail. For example, in your Angler DVD section you could discuss the left handed tying techniques; the resumes of Mr. Chan or
Rowley; or the breadth of information on Stillwater fly fishing.
33. We note from your prospectus summary that the Craft College series will be prepared for three different skill levels but it does not appear that any similar discussion has been provided here. Please revise to discuss any plans regarding separates series for different skills levels or advise.

Marketing Plan, page 14
34. Please revise this subsection to describe in all material detail the Marketing Agreement with Brand Specialists. Consider, for example, describing the provisions of Section 2.5.b.
35. Consider revising this subsection to include your marketing plans as specifically tailored to the different types of retailers described in your industry subsection.

Industry, page 14
36. We note your discussion of market forecasts and statistics with information provided by the Hobby Industry Association, U.S Fish and
Wildlife Services and possibly other sources. Please provide us with marked copies of the articles or reports containing the data you cite and set forth the dates of all cited reports. Tell us whether these reports are generally available to the public without charge or at a nominal cost and whether you or some third party commissioned these surveys. We note for example, the HIA report appears available only through a password protected site.

Management`s Discussion and Analysis or Plan of Operations, page
17
37. You state in the third paragraph of this section that you believe you will be able to raise enough money through the offering to complete the remaining subjects in the Craft College series and secure contracts with agents. Please revise to disclose the basis for this statement. For example, we note from the disclosure under
"Plan of Operation" that completing these tasks would require you to receive the maximum amount of funds from the offering. Why do you believe you will receive adequate funds?
38. As a follow-up to the comment above, we note from the fourth paragraph of this section that if you raise the minimum amount, it will satisfy your cash requirements for the next 12 months but you will have to reduce the number of titles you complete, your marketing plan will be curtailed and your ability to expand the business will be reduced. Please revise to better explain how $40,000 will be adequate to support your business for the next 12 months, given that you have no revenues or other current sources of funding. Additionally, provide more detail regarding how your business plan will change if you receive only the minimum. For example, will you focus more of your financing on marketing already-produced DVDs or will you attempt to complete additional DVDs and rely on a very limited marketing budget?
39. It appears as if the production process requires substantial steps to ensure consistency. Please revise to indicate whether you can create portions of the series programming if less than the maximum is raised or whether you will wait until you have sufficient funds to create the series in its entirety.
40. Please describe any ongoing expenses, beyond large production and marketing expenses. Consider such expenses as website development, rent costs and the costs associated with American Media becoming a publicly reporting company and the sources of funds to be used to pay such costs.
Plan of Operation, page 17
41. Please revise this section to indicate a priority for your proposed expenditures if less than the maximum subscription amount is raised.

Description of Property, page 19
42. We note Craft College is described on its website as a division of America Media Systems but the contact address is 405 El Camino Real, Suite 356, Menlo Park, CA 94025. If this is an additional piece of property for which disclosure under Item 102(a) of Regulation S-B is required, please update your registration statement accordingly.

Executive Compensation, page 20
43. We note no proposal, understanding or arrangement concerning accrued earnings to be paid in the future. Please confirm that neither Mr. Vesak nor any other person will be compensated in the future for past services.

Part II-Information Not Required in Prospectus

Signatures
44. Please revise to indicate Mr. Vesak is also signing in his capacity as sole director.

* * * * *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

	We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Brian Bhandari, at (202) 824-5696 if you have questions regarding comments on the financial statements and related matters. If you have any other questions please call Adam Halper, at
(202) 824-5523, Sara Kalin, at (202) 942-2986 or the undersigned, at
(202) 942-1818. If you need further assistance, you may contact Barbara Jacobs, Assistant Director, at (202) 942-1800.

								Sincerely,



								Mark P. Shuman
								Branch Chief-Legal


cc:	Via Facsimile
      Conrad C. Lysiak, Esq.
	601 West First Avenue, Suite 503
	Spokane, Washington 99201
	Telephone: (509) 624-1475
	Facsimile:  (509) 747-1770

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American Media Systems Co.
April 7, 2005
Page 9 of 9